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                           August 3, 2020

       Ronny Yakov
       Chief Executive Officer
       The OLB Group, Inc.
       200 Park Avenue
       Suite 1700
       New York, NY 10166

                                                        Re: The OLB Group, Inc.
                                                            Amendment No. 10 to
Registration Statement on Form S-1
                                                            Filed July 31, 2020
                                                            File No. 333-232368

       Dear Mr. Yakov:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 29, 2020 letter.

       Amendment No. 10 to Form S-1 Filed on July 31, 2020

       Impact of COVID-19, page 6

   1. We note your revised disclosures in response to prior comment 1. While you state that you expect an overall
decrease in revenue and cash flows for the remainder of 2020 as compared to 2019, it
remains unclear how your transaction volumes and revenues were impacted in the second
quarter of fiscal 2020. To the extent management is aware of reasonably known
material adverse effects of the pandemic on your current operations and financial condition,
please discuss (and quantify if reasonably possible) the impact, or estimated range of such
impact, on your transaction volumes, revenues and results of operations in the most
recent quarter.
 Ronny Yakov
The OLB Group, Inc.
August 3, 2020
Page 2
Notes to Financial Statements
Note 10. Subsequent Events, page F-43

2. You state in your response to prior comment 3 that you anticipate taking a charge into earnings upon conversion of the notes to Messers Herzog and Yakov. Please tell us what this charge relates to and the specific accounting guidance considered. Also, while we understand this event will not occur until consummation of the offering, to the extent this charge will be material to your future financial statements, such impact should be quantified here. We refer you to ASC 855-10-50-2. Similar disclosures should be made in the forepart of the filing.
        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney Advisor, at
(202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameRonny Yakov
                                                            Division of
Corporation Finance
Comapany NameThe OLB Group, Inc.
                                                            Office of
Technology
August 3, 2020 Page 2
cc:       Barry I. Grossman
FirstName LastName